UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 20, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – GSB Toluca Apts, LLC

On May 20, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $4,050,000, (the “GSB Toluca Apts Senior Loan”). The Borrower, GSB Toluca Apts, LLC, a California limited liability company (“GSB”), used the loan proceeds to acquire approximately 19,000 square feet of land located at 4366-4376 Cahuenga Ave, Toluca Lake, CA 91602 (the “GSB Toluca Apts Property”). The GSB Toluca Apts Property is composed of three parcels, which are improved with 11 multifamily units. Most of the units will be delivered occupied. The Borrower intends to pursue permits for a 57-unit multifamily project.

GSB is managed by Steven Bram (the “Sponsor”). Throughout his career, Mr. Bram has developed over 1,000 multifamily units across eight states, valued at approximately $230 million.

On the original closing date of the GSB Toluca Apts Senior Loan, GSB was capitalized with approximately $826,000 of equity capital from the Sponsor.

The GSB Toluca Apts Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, October 20, 2020 (the “GSB Toluca Apts Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the GSB Toluca Apts Senior Loan amount, paid directly by GSB.

GSB has the ability to extend the GSB Toluca Apts Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and GSB Toluca Apts will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.5% per annum.

The Sponsor has provided customary springing and carve-out guarantees.

As of its closing date, the GSB Toluca Apts Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 84.8%. The LTPP ratio is the amount of the GSB Toluca Apts Senior Loan divided by the land purchase price. As of its closing date, the GSB Toluca Apts Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 84.4%. The LTV ratio is the amount of the GSB Toluca Apts Senior Loan divided by the March 2019, third-party appraised value of the GSB Toluca Apts Property. There can be no assurance that such value is correct.

The GSB Toluca Apts Property is located in Toluca Lake, CA. The North Hollywood/Toluca Lake submarket has been growing as a more affordable alternative to nearer-in Los Angeles location, and the investment should benefit from the primarily older inventory in this neighborhood.

As the GSB Toluca Apts Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 22, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      May 24, 2019